INVEST IN **WESTLAKE BREWING COMPANY**

Poised for Expansion!


THIS HOUSE WAS

westlakebeer.com Dallas, TX

Alcohol & Vice | Food & Beverage | B2C | Brewery | Bars & Clubs

Highlights

1. 100+ Product Placements at Bars, Restaurants, & Retail
2. 1100+ Deliveries across DFW
3. $2.2M in Sales to Date
4. Placements in HEB, Whole Foods, and More
5. Rapidly Expanding Distribution

Featured Investor



Kenneth Adams in Follow

Syndicate Lead

Invested $10,000

Physician executive who loves his faith, his wife and 3 daughters, and racing bikes.

"I have known Art now for about 5 years. My friend, Peter introduced us during the Pandemic. Westlake provided an outdoor place to gather during the Pandemic and I brought different groups of people to Westlake to reconnect and try to keep sane during the Pandemic. Art and I became friends. Fast forward a year or two and our kids started going to highschool together and rock climbing on the Design District Movement Team together and Art and I started spending more time seeing each other. Through it all I've been impressed with how Art has lead Westlake through difficult times and how he continues to build the Westlake community through so many varied opportunities, whether its community yoga, concerts, or donating beer to rock climbing events, he's always out there with a smile and a kind word."

Our Team



Arthur Harvey Founder/President

BS in Electrical Engineering & Semiconductor Physics + MBA from Southern Methodist University + 12 years at large high-tech companies + 7 years at a small Consumer Electronics company + Holds a number of patents



Michael Murgas VP of Business Development

Degree in Accounting, experience in Sales and Management. + Managed finance & planning for a Raytheon division. + Forecasting and Planning for Sabre. + Sales at EDS/Fiserv. + VP of Planning for ASG.



Sean Fitzgerald Associate Brewer / Cellarman

Keeps things squeaky clean + Brews some brew + Runs the packaging line

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Fueling the Next Chapter


Westlake Brewing Company: Fueling the Next Chapter
Join us on our journey of growth and expansion as we build upon our award-winning foundation and loyal customer base to become a leading force in the craft beer industry.
WESTLAKE BREWING

THE PITCH

Westlake Brewing Company is an established quality leader among Dallas / Fort Worth breweries, having earned store placements in major retailers throughout the metroplex. We have the capacity and are well-positioned for growth via our retail partners - we've built the channel, we just need to fill it and support it.

Your investment will fuel our goal to expand the reach of our distribution, scale production, fund new product development, and solidify our position as a leading regional brewery.

Future projections are not guaranteed.


Founded on Beer & People
Founded on a passion for beer in the heart of the Deep Ellum entertainment district in Dallas, Texas, Westlake Brewing Company embodies the perfect blend of beverage creation and community craftsmanship.
Our mission is to deliver the highest quality beverages, exceptional customer experiences, and events that bring people together.
Looking to the future, our vision is to establish ourselves as a **leading regional craft brewery**, while maintaining our commitment to quality and community. We want you to be a part of our future.

Our foundation is our customer's experience. We strive for not only the best possible experience with our products, but in every aspect of our company. We build community through experiential marketing such as weekly run clubs

build community through experiential marketing such as weekly run clubs, trivia, yoga, and other events. A personal invitation or recommendation from a friend who had a great experience is one of the strongest influences money can't buy.

We entered a market in 2019 with strong tailwinds and a stable operating environment - which quickly degraded into a global pandemic, race-based riots, a declining consumer preference for craft beer, significant tariffs on almost all raw materials, and now 2+ years of major street construction outside our front door paired with a crime trend significant enough for landlords to shutter some marginal businesses in our historic entertainment district of Deep Ellum. We have survived to thrive; persevered, endured the pandemic, outlasted 2 other breweries & a distillery within 3 blocks of our location, all while building one of the highest consumer-rated breweries in all of north Texas. We have a lot to be proud of, but to be successful moving forward, we must transition into wider-reaching growth.

To date, the company has spent approximately $4.7M on the development of the Westlake Brewing Company brand: $2.2M from product sales, $1.8M from equity sales, $0.9M from debt, with the balance from grants, crowdfunding, or other sources.


Proven Traction & Market Validation
$2.2M
Sales To Date
Sales performance outpacing the Texas market since opening.
1100+
Deliveries to Date
Solid performance in delivering to match customer demand.
100+
Retail Locations
Placements in stores, bars, and restaurants across DFW.
Often when a buyer at a existing customer relocates, they'll often call and ask to carry our products at their new location!

THE PROVEN RESULTS

With almost no sales team and a very limited budget, we've already been able to organically grow our outside sales to ~20% of our overall revenue, mostly based on personal referrals and word of mouth. In the fall of 2020, little over a year after opening, Whole Foods approached us to sell our products in their stores. In May of 2022, Market Street Grocery called. In November of 2022, H-E-B did the same. We have built a viral consumer pull.

We are currently the highest consumer-ranked brewery in the DFW area with a 4.9 Google rating with hundreds of raving reviews. What does it take to be the best? Discipline. Hard work. More hard work. Commitment to consistently follow documented processes. Passion for providing a great experience. A thirst to be the best. Relentless pursuit of the perfect pint.

Note that past success does not guarantee future success.


Proven Product Quality
GABF GOLD!
Our Brown Porter took the gold medal at the prestigious Great American Beer Festival, with several of our other entries making it to the final round.
Highest Ratings!
We currently hold the highest consumer rating of any brewery in the DFW area, with 4.9/5 on Google, based on hundreds of raving reviews!
Industry Recognition
Westlake is recognized to have consistently high quality across all of our products, driving customer loyalty and repeat business. If it's not the best we can do, we don't sell it.

THE MARKET

While the overall beer market has been in withdrawal, the $28.8 billion craft segment continues to make gains in market share - essentially on a national level, craft beer is swimming upstream and still making progress.



The Craft Beer Opportunity:
PERCENT MARKET SHARE BY PRODUCER
50
37.5
25
12.5
0
2007
2013
2017
2023
AB-Inbev
Molson-Coors
Constellation
Mark Anthony
Boston
Heineken
Pabst
Other
Source: NBWA Beer Marketer's Insights, 2023
U.S. CRAFT BEER MARKET
$28.8B
CRAFT
13.3% SHARE
IMPORT
24.4% SHARE
OTHER DOMESTIC
62.4% SHARE
Source: Brewer's Association
Craft breweries continue to make gains in market share!

THE UPSIDE

Westlake Brewing Company generates income through multiple channels. The high-margin taproom draw and private events are limited by aspects of our physical location. The almost unlimited long-term growth opportunity for the company is wholesale distribution, which could eventually dwarf the current taproom revenue. With the Convertible Note + Profit Share structure of this offering, you have an opportunity participate in that upside.



Our Business Model & Revenue Streams
Taproom Sales
Driving brand loyalty and creating authentic customer experiences while generating consistent revenue and retail demand
Wholesale Distribution
Placements at bars, restaurants, and retail chains across Dallas/Fort Worth with measured expansion into new markets
Events & Experiences
Hospitality experiences enhancing customer engagement and creating additional revenue opportunities

THE OPPORTUNITY

Solely by optimizing the sales of canned beer through our existing retail partners with our new distributor, we could 7x our shelf placements, at a pace that is only limited by our ability to support it with inventory and marketing.

Future projections are not guaranteed.



Our Existing Large Retail Channel Partners:
H-E-B
WHOLE FOODS MARKET
Market STREET
CENTRAL MARKET
SPEC'S
WINES • SPIRITS • FINER FOODS
GOODY GOODY

These partners alone represent more than 750 retail locations!

THE STRATEGY

1) Packaged Products: We will coordinate shelf placement expansion plans at the corporate level with our major retail partners and our distributor, starting with H-E-B. We will pair new shelf placements with focused regional advertising, store demos, and promotions. We will match production WIP to support the expected sell-through before the shelf runs dry. We will evaluate under-performing areas and support them with additional in-store or experiential marketing events. We will solidify well-performing areas with brand development efforts like sponsorships and advertising.

2) Draft (Kegged) Products: As our packaged product demand grows, it pulls along the high-margin draft business. Sales to bars & restaurants still require higher contact and longer sales cycles, and we will add salespeople to support it. The more effective our packaged product marketing is, the easier this sales effort becomes.

THE PLAN / USE OF FUNDS

Increase Production (15%)

- We plan to double our raw material and packaging supply inventories, match the rate of our work-in-process to our growth, while maintaining finished goods levels.
- Brewing larger batch sizes reduces our costs. Larger batches will allow us to reduce yeast expense and brewing overhead per pint. As we step up to larger and larger batches, we will reap economy of scale benefits on ingredients, shipping, and supplies. We will need to add second-shift production personnel when necessary.
- We currently have just over 1M pints/yr of idle tank capacity, but once we fill it, we still have room to add more tanks and equipment. Our current canning line can process all of the tank capacity we currently have in place in 2100 operating hours/year with appropriate staffing.

Increase Sales, Marketing, and Advertising (55%)

- Conduct more than 100 sampling events to drive customer awareness at retail locations.
- Focused advertising will be conducted to drive customer awareness ahead of geographic expansion.
- Add up to 2 direct sales members in DFW. More "feet on the street" calling on accounts and landing new shelf placements.
- Increase our kegged beer on-premise sales & self-distribution capabilities with delivery vehicle.

Restructure Debt (15%)

- Pay down or refinance a portion of our senior debt.

Operating Reserves (7%)

- We have tons of equipment, unexpected things will happen.

Broker Commissions & fees (8%)

Future projections are not guaranteed.


Growth Plan
1
2025
Push R&D projects to market: RTDs, Mead
Identify & engage with a distributor
2
2026



Increase kegged product self-distribution capabilities
Maximize sales through major retailers in North Texas
Grow staffing and capacity as needed

3 — 2027-2029
Enter Austin, San Antonio, and Houston markets
Consider limited distribution to neighboring states
Target **$1M annual sales** by 2030

THE RESULTS

We expect outside sales to grow at a lower growth rate than our taproom grew after opening, but the more we raise, the more fuel we can put behind our growth! By 2030, we are forecasted to generate more than $400k/yr in free cash flow.



Forward-looking projections cannot be guaranteed.

THE INVESTMENT STRUCTURE

The investment structure is a Convertible Note. A Convertible Note is an investment with debt-like features, and converts into the issuer's equity under certain circumstances. A Convertible Note is an agreement between an investor and Westlake Brewing Company that may provide rights to the investor for future equity in the company under certain conditions, similar to a warrant, except without determining a specific price per share at the time of the initial investment.

• Simple and Fast: The agreement is straightforward and can be executed quickly.

• Early Entry: A Convertible Note + future dividends allows you to invest early and benefit from future growth potential.

• Future Equity: If not fully repaid prior to maturity or trigger event, the balance of the note automatically converts to equity at the lower of the Valuation Cap or trigger event valuation.

• Potential Equity gains: If your investment is converted to equity, you may realize gains in share value in a future liquidity event (company sale, IPO, or buy-back).

• Interest Rate: 6%, payable via pre-payment, or in equity upon conversion.

• Valuation Cap: $6,000,000

• Maturity Date: 36 months

• Trigger Event: Next qualified equity financing round in excess of $1M or a qualified liquidity event (IPO or acquisition).

Future projections are not guaranteed.



Proven Excellence

Award-winning brand with loyal
customers and established market
presence

Ready to Scale

$550K investment fuels expansion into
new markets and increased capacity

Craft the Future

Be part of our journey as we redefine
craft beer excellence together

Let's craft the future of beer together — cheers to success!